Exhibit 99.1

AGM Group Announces Strategic Initiative to Establish Manufacturing Base in North America

Beijing China, Nov. 11, 2021 /PRNewswire/ -- AGM Group Holdings Inc (“AGMH” or the “Company”) (NASDAQ: AGMH), an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment, announced today that the Company is exploring strategic opportunities to set up its North American manufacturing operations in the United States or Canada to strengthen the company's leadership position in the Bitcoin mining sector.

This move is part of AGMH’s ongoing efforts to expand its global footprint in the cryptocurrency mining machine industry and signifies a new stage of growth. North America in particular is a key region for Bitcoin mining where establishing a manufacturing base will bring the Company closer to customers, streamline the supply chain, and mitigate the impact of global logistics issues while accelerating local market penetration. Pittsburgh and Seattle are among cities the Company is considering for this manufacturing base, which is potentially expected to accommodate AGMH’s R&D lab, hardware production, assembly lines, and business development team.

This strategic initiative is led by Mr. Bo Zhu, Chief Strategy Officer of AGMH. Mr. Zhu has extensive knowledge in the local North American customer base and networks. As a first step in reaching into the North American industry network, AGMH has sent some sample components of mining machines to local manufacturers for production tests and manufacturing base selection.

Mr. Chenjun Li, Co-Chief Executive Officer of AGMH, commented: “We are committed to developing and producing high-performance mining hardware and software overseas to engage a broader range of clients. The new manufacturing base will play a critical role in our North American side of operations in the mining machine business and spur our next stage of growth.”

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment. AGMH's mission is to become one of the key participants and contributors in the global fintech and blockchain ecosystem. For more information, please visit www.agmprime.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

In China:

At the Company:

Email: ir@agmprime.com

The Blueshirt Group
Ms. Feifei Shen
Phone: +86 13466566136
Email: feifei@blueshirtgroup.com

The Blueshirt Group
Ms. Suwen Feng
Phone: +86 139-1711-0134
Email: suwen@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Phone: +1 973-619-3227
Email: Julia@blueshirtgroup.com